Via Facsimile and U.S. Mail
Mail Stop 4720

June 11, 2009

Gary L. Coleman
Executive Vice President and CFO
Torchmark Corporation
3700 South Stonebridge Drive
McKinney, TX 75070

Re: **Torchmark Corporation**
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 1-08052

Dear Mr. Coleman:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief